Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2022, 2023 and 2024. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Unaudited Interim Condensed Consolidated Financial Statements of Mercurity Fintech Holding Inc as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2022, 2023 and 2024.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year ended December 31, 2023, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2023, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 23, 2024.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Mercurity Fintech Holding Inc, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries. “VIE” refers to variable interest entity.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

RECENT DEVELOPMENTS

On November 18, 2024, our wholly owned subsidiary, Chaince Securities Inc. (“Chaince Securities”), received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of J.V. Delaney & Associates (“JVDA”), a fully licensed broker-dealer established in 1982. This approval was granted pursuant to a continuing membership application under FINRA Rule 1017. This decision authorizes the next steps in finalizing Chaince Securities’ acquisition of 100% ownership of J.V. Delaney & Associates. The acquisition reflects Mercurity Fintech’s strategic vision to bridge innovative digital finance and traditional financial services. It is important to note that the approval pertains exclusively to the change in ownership and remains contingent upon meeting specific operational parameters and regulatory requirements, including submission of the executed Membership Agreement to FINRA, as stipulated in the approval terms, by December 13, 2024.

Chaince Securities and J.V. Delaney & Associates will continue to operate within the parameters of their existing approved business activities, including broker or dealer retailing corporate equity securities, underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offerings, U.S. government securities brokerage, and private placements of securities. Certain business activities previously approved, such as municipal securities brokerage and mutual fund retailing, have been removed from JVDA’s Membership Agreement as part of the application process. Any future adjustments to the scope of operations will be subject to FINRA regulations and undergo the necessary prior regulatory review and approval process to ensure full compliance.

Overview

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity (“VIE”) to start blockchain technical services including developing digital asset transaction platforms and other solutions based on blockchain technologies. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing blockchain technical services. We designed and developed digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. In March 2020, we acquired NBpay Investment Limited and its subsidiaries and VIE, a developer of asset transaction platform products based on blockchain technologies, to advance the blockchain technical services business.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our Board of Directors (“Board”) decided on December 10, 2021 to divest the VIEs, which were the Chinese operating companies of the related business controlled through VIE agreements, and the divestiture of such VIEs was completed on January 15, 2022.

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, the Sheyang Public Security Bureau wrongfully seized the digital assets hardware cold wallet which belonged to the Company, along with the cryptocurrencies stored therein.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, the temporary difficulties we faced by the abovementioned incident where most of our cryptocurrencies were seized and impounded, the departure of our original Chinese technical team in the first half of 2022, and because we failed to rebuild the technical service team in the second half of 2022, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) in New York to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators) and digital consultation services. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business and have been expanding our business into those two sectors, such as building up client base and acquiring the necessary licenses. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin (“FIL”) mining operations. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets, business or employees.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities,Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment and readjusted the Company’s business structure and the future development plan.

Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, the Company and Jinhe Capital Limited (“Jinhe”) entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. On March 10, 2024, the Company and Jinhe entered into a cancellation agreement (the “Cancellation Agreement”) to cancel the orders under the S19 Pro Purchase Agreement in its entirety. The Company currently does not mine Bitcoin and going forward, it has no plans to resume Bitcoin mining.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, we have still decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

After the adjustment of our business focuses, we have the following corporate structure and lines of business: (i) our U.S. subsidiary MFH Tech functions as the operating entity of distributed computing and storage services and digital consultation services business in North America, (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates, our U.S. subsidiary Chaince Securities will function as the operating entity of our future financial advisory services, online and traditional brokerage services business in North America, and (iii) our Hong Kong subsidiary Ucon Capital (HK) Limited and its China subsidiary Beijing Lianji Future Technology Co., Ltd. will function as the operating entities of our digital consultation services business in the Asia-Pacific region.

Our current business structure is as follows:

Mercurity Fintech Holding Inc.
(Cayman Islands)
100%
100%
100%
Mercurity Limited
(British Virgin Islands)
Mercurity Fintech Technology Holding Inc.
(State of New York)
Chaince Securities, Inc.
(State of Delaware)
100%
Ucon Capital (HK) Limited
100%
Beijing Lianji Future Technology Co., Ltd.
Asia-pacific region
Business consultation services
North America
Distributed storage and computing services
Business consultation services
North America
Financial advisory services
Brokerage services

Description of Key Statement of Operations Items

Revenue

The table below sets forth our revenue by service types for the six months ended June 30, 2022, 2023 and 2024:

	For the six months ended June 30,
	2024	2023	2022
	US$	US$	US$
Revenue:
Business consultation services (i)	195,000	80,000	—
Distributed computing and storage services (ii)	296,177	166,242	783,089
Others (iii)	26,000	—	—
Total revenue	517,177	246,242	783,089

(i)	Revenue from business consultation services

We provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. We also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions.

We calculate the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month. Our business consultation service revenue for the six months ended June 30, 2024 was $195,000, sourced from two Chinese clients and one American client. Our business consultation service revenue for the six months ended June 30, 2023 was $80,000, sourced from one Chinese client. We did not engage in any business consultation services for the six months ended June 30, 2022.

(ii)	Revenue from distributed computing and storage services

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. Cryptocurrency mining is an important part of our distributed computing and storage services business. As of June 30, 2024, all of our distributed storage and computing service revenue comes from cryptocurrency mining business, specifically from the Bitcoin mining (discontinued) and Filecoin mining.

In the first half of 2022, the Company’s revenue came entirely from the Bitcoin shared mining business, which began in October 2021 and ended in April 2022. During the same period, the Wei Zhu incident caused the Company to temporarily lose control of most of its cryptocurrencies, and the Company’s daily operations also faced temporary difficulties, resulting in the Company’s original expansion plan for cryptocurrency mining business not being implemented. It is worth mentioning that during this period, the Bitcoin market price experienced a significant decline, and all of the Company’s Bitcoins were unable to be sold in a timely manner for cash due to loss of control. This also led to the Company having to make significant impairment losses on these Bitcoins in the first half of 2022.

In December 2022, the Company acquired a batch of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. For the six months ended June 30, 2023 and 2024, the Company earned $166,242 and $296,177 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

We established our first node account (f01997159) (“Filecoin Node 1”) on the Filecoin network in December 2022. As of June 30, 2024, this node ceased its operation due to its low effective storage capacity. We established our second node account (f02096915) (“Filecoin Node 2”) on the Filecoin network in March 2023. As of June 30, 2024, the effective storage capacity of Filecoin Node 2 has been reduced to 221.88 TiB and will be completely closed in the near future as a result of being replaced with new nodes of Filecoin Plus technologies.

In December 2023, we decided to adopt the new Filecoin mining method “Filecoin Plus” to expand our Filecoin mining business and gradually replace Filecoin Nodes 1 and 2 by opening new ones operating with Filecoin Plus. The new Filecoin mining method of Filecoin Plus is open-source information available on the Filecoin network. With the technical guidance and support of Origin Storage, we have become capable of using and operating the open-sourced codes of Filecoin Plus to mine Filecoin and have been running two new Filecoin mining nodes (f02843151 and f02886019) (“Filecoin Node 3” and “Filecoin Node 4” respectively) since January 2024. Under the Filecoin Plus mining method, we can identify, store, search and retrieve commercial grade information for clients and as a result, we have received ten times (also called “quality adjusted power” in the setting of Filecoin mining) of the mining rewards in Filecoin for the same amount mining work we do using the regular Filecoin mining method. Origin Storage has been providing technical services to our mining team for our mining operations to meet the standards of Filecoin Plus and receive the quality adjusted power and increased amount of Filecoin rewards. The original storage capacity is the actual storage capacity taken up by our Web3 decentralized storage infrastructure. The effective storage capacity refers to the rate or ability of Filecoin rewards each unit of storage can generate. Because of the 10x quality adjusted power the Filecoin network is providing to miners using Filecoin Plus method, we currently can use one unit of original storage to earn the same amount of Filecoin rewards that ten original storage units used to earn in the past before we adopted Filecoin Plus. In that sense, we believe Origin Storage helped us use Filecoin Plus method to increase our effective storage capacity by tenfold.

As of June 30, 2024, the aggregate effective storage capacity of Filecoin Nodes 3 and 4 reached and maintained at a level of 70PiB, exceeding our original target storage capacity of 60.4PiB, and taken up only 7PiB of the original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure.

In this way, most of the original storage capacity (or the “Raw Byte Power”) of the Company’s Web3 decentralized storage infrastructure will remain available for use, which we can utilize to expand our Filecoin mining business or provide cloud storage services to other distributed application product operators. All such remaining storage capacity will be utilized and applied based on our cost-benefit analysis, with a focus on legal compliance, economic return, and shareholder value.

Cost of revenue

The table below sets forth our revenues by service types for the six months ended June 30, 2022, 2023 and 2024:

	For the six months ended June 30,
	2024	2023	2022
	US$	US$	US$
Cost of Revenue:
Business consultation services (i)	(137,163)	(51,500)	—
Distributed computing and storage services (ii)	(656,458)	(641,920)	(1,291,784)
Others	—	—	—
Total Cost of Revenue	(793,621)	(693,420)	(1,291,784)

(i)	Cost of revenue of business consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. The cost of consultation services was recognized for the six months ended June 30, 2023 and 2024 in the amount of $51,500 and $137,163 respectively. There were no consultation services operations for the six months ended June 30, 2022.

(ii)	Cost of revenue of distributed computing and storage services

The Company carried out Bitcoin mining from October 2021 to April 2022. The Company’s computing power during this period was 35,000TH/s, the average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, the Company essentially leased the Bitcoin mining machines instead of owning them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of the Company’s Bitcoin mining was $11,080.51, so the Company would not make a profit until the average price of Bitcoin exceeds $65,137. The cost of Bitcoin shared mining operations was recognized for the six months ended June 30, 2022 in the amount of $1,291,784. However, back in October 2021, the management did not anticipate the Bitcoin market crash that would begin in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during the first six months of 2022 such price lingered around the range of $17,000 to $49,000, causing our Bitcoin mining business to suffer a great loss. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to June 2024, we did not carry out any business related to Bitcoin mining.

The Company carried out Filecoin mining business from December 2022. The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs, other technical services costs, and Filecoin loan interest costs. The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2024 in the amount of $656,458, including mining machine depreciation costs of $421,409, mine lease costs (including electricity) of $174,979, software licensing costs of $8,108, other technical services costs of $11,847, and Filecoin loan interest costs of $40,115. The cost of Filecoin physical mining operations was recognized in the six months ended June 30, 2023 in the amount of $641,920, including mining machine depreciation costs of $448,718, mine lease costs (including electricity) of $144,412, direct labor costs of $4,000, and software licensing costs of $44,790. There were no operations of providing cloud storage services to decentralized platform operators for the six months ended June 30, 2022.

In January 2024, with the technical support from Origin Storage, we started using Filecoin Plus method to mine Filecoin and began running two new Filecoin mining nodes (Filecoin Node 3 and Filecoin Node 4). As of March 31, 2024, the effective storage capacity of Filecoin Nodes 3 and 4 had reached 70PiB, exceeding our original target storage capacity of 60.4PiB, and it only took up 7PiB of the original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure. As of June 30, 2024, one of our old nodes, Filecoin Node 1, has ceased its operation due to its low effective storage capacity. Meanwhile, the effective storage capacity of another old node, Filecoin Node 2, has been reduced to 221.88 TiB and will be completely closed out in the near future as a result of being replaced with Filecoin Node 3 and Node 4.

Although our Filecoin Nodes 3 and 4 using Filecoin Plus mining method brought us more revenue in the first half of 2024 compared to Filecoin Nodes 1 and 2, we still suffered losses, mainly due to the underutilization of the storage capacity of our Web3 decentralized storage infrastructure, and the depreciation costs were evenly calculated using the straight-line method. In addition, our Filecoin Nodes 3 and 4 have larger effective storage capacity than the Nodes 1 and 2, which requires us to borrow more Filecoins to meet the collateral needs of Nodes 3 and 4. This significantly increased the interest cost of borrowing Filecoins in the first half of 2024.

Operating expenses

The table below sets forth our operating expenses for the six months ended June 30, 2022, 2023 and 2024:

	For the six months ended June 30,
	2024	2023	2022
	US$	US$	US$
Operating Expenses:
Sales and marketing (i)	(42,295)	(152,400)	—
General and administrative (ii)	(1,061,417)	(1,251,559)	(1,247,161)
Provision for doubtful accounts (iii)	(11,451)	—	(4,648)
Loss on disposal of intangible assets (iv)	—	—	(29,968)
Impairment loss of intangible assets (v)	—	(79,821)	(2,850,422)
Impairment loss of property and equipment (vi)	(1,827,373)	—	—
Loss on market price of crypto assets (vii)	(651,441)	—	—
Total Operating Expenses	(3,593,977)	(1,483,780)	(4,132,199)

(i)	Sales and marketing expenses

In the first half of 2024, to enhance our business promotion efforts, we strategically recruited several marketing professionals. These new hires collectively incurred $32,295 in labor costs for the six months ended June 30, 2024. In addition, commission fees for referring clients of $10,000 were recognized for MFH Tech’s business promotion for the six months ended June 30, 2024.

On January 13, 2023, the Company’s US subsidiary MFH Tech signed a Consulting Agreement with Dato Ai Technology Corporation (“Dato”), pursuant to which Dato will provide sales and marketing services as an independent contractor in order to search for and identify potential clients of the Company’s business consultation services. According to the Consulting Agreement, MFH Tech should pay Dato an annual fee of $300,000. As of June 30, 2023, MFH Tech has paid Dato $150,000 and recognized the sales and marketing expenses of $150,000 for the six months ended June 30, 2023. In addition, other marketing fees of $2,400 were recognized for MFH Tech’s business promotion for the six months ended June 30, 2023. The Company did not generate any sales and marketing expenses directly for its main business in the six months ended June 30, 2022.

The definition of our main business has undergone some restructuring in recent years, and as it becomes more well-defined, and as current structural business investments mature and begin to yield revenue, we have plans to steadily increase our marketing and promotional investment and efforts.

(ii)	General and administrative

The Company’s general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees.

The Company’s general and administrative expenses were $1,061,417 for the first half of 2024, compared to $1,251,559 in the same period of 2023 and $1,247,161 in the same period of 2022. General and administrative expenses for the first half of 2024 consisted primarily of $274,091 in employment costs, $437,124 in professional fees, and $350,202 in other office expenses. General and administrative expenses for the first half of 2023 consisted primarily of $251,747 in employment costs, $642,579 in professional fees, and $357,233 in other office expenses. General and administrative expenses for the first half of 2022 consisted primarily of $356,173 in stock-based compensation costs, $500,196 in employment costs, $365,613 in professional fees, and $25,179 in other office expenses.

(iii)	Provision for doubtful accounts

The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2024 were all due to interests receivables that could not be collected. The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2022 were all due to other receivables that could not be collected.

(iv)	Loss on disposal of intangible assets

In January 2022, the Company sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968. No related gains or losses occurred for the six months ended June 30, 2023 and 2024.

(v)	Impairment loss of intangible assets

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price.

The Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the unaudited interim Consolidated Statements of Operations and Cash Flows for the six months ended June 30, 2022. We restated the impacted unaudited interim consolidated financial statements for the six months ended June 30, 2022 to correct these changes.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $79,821 impairment loss for the six months ended June 30, 2023, all of which was impairment loss of Filecoins.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $2,850,422 impairment loss for the six months ended June 30, 2022, including $2,844,558 impairment loss of Bitcoins and $5,864 impairment loss of Tether USDs.

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss.

(vi)	Impairment loss of property and equipment

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable, based on the fair value of the equipment we had evaluated, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

(vii)	Loss on market price of crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company totally recognized the loss on market price of crypto assets of $651,441 for the six months ended June 30, 2024.

Interest income/(expenses), net

The table below sets forth our interest income/(expenses) for the six months ended June 30, 2022, 2023 and 2024:

	For the six months ended June 30,
	2024	2023	2022
	US$	US$	US$
Interest income/(expenses), net:
Bond interest expenses (i)	(193,562)	(186,250)	—
Interest income from cash and short-term deposits	303,335	68,161	84
Interest income/(expenses), net	109,773	(118,089)	84

(i)	Amortization of discount on bonds payable and Bond interest expenses

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser” or the “Holder”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). For the six months ended June 30, 2024 and 2023, the Company respectively recognized $193,562 and $186,250 interest expenses for the Note.

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

Pursuant to the Accounting Standards Update 2020-06, for convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. However, all entities that issue convertible instruments are affected by the amendments to the disclosure requirements in this Update. Under the amendments in Accounting Standards Update 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. Therefore, when the Company received the convertible bond financing of $9 million, we recognized the debt (bonds payable) of $9 million based on the principal and calculated interest according to the coupon interest agreed upon in the contract.

On February 2, 2024, the Company and the Holder entered into an amendment agreement of the Securities Purchase Agreement. The Company and the Holder desire to amend the terms of the Note, pursuant to which the Company shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), both at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of the Company in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date. As of June 30, 2024, we had paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024, and repaid the principal of $1.5 million.

No related income or expenses occurred for the six months ended June 30, 2022.

Financing costs

The table below sets forth our financing costs recognized in current expenses for the six months ended 2022, 2023 and 2024:

	For the six months ended June 30,
	2024	2023	2022
	US$	US$	US$
Financing costs:
Financial advisory fees for Unsecured Convertible Promissory Note	—	(450,000)	—
Total financing costs	—	(450,000)	—

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor. No related costs occurred for the six months ended June 30, 2022 and 2024.

Other income/(expenses), net

Other income consists primarily of the gain generated from the government subsidies and other unexpected gains. Other expenses primarily consist of government fines, such as tax late fees.

Gain/(loss) from market price of short-term investment

The gain from market price of short-term investment for the six months ended June 30, 2024 consists primarily of the gain from the market price changes of the ETFs held by the Company during the same period.

The loss on market price of short-term investment for the six months ended June 30, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company during the same period.

No related gains or losses occurred for the six months ended June 30, 2022.

Gain/(loss) from selling short-term investments

The gain from selling short-term investments for the six months ended June 30, 2024 consists primarily of the gain from selling common stocks held by the Company during the same period.

The loss from selling short-term investments for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period.

No related gains or losses occurred for the six months ended June 30, 2022.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the six months ended June 30, 2022 recognized the loss from disposal of VIEs as $4,664.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes. Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30,
	2024	2023	2022
Revenue:
Consultation services	195,000	80,000	—
Cryptocurrency mining	296,177	166,242	783,089
Others	26,000	—	—
Total Revenue	$517,177	$246,242	$783,089

Cost of Revenue:
Consultation services	(137,163)	(51,500)	—
Cryptocurrency mining	(656,458)	(641,920)	(1,291,784)
Others	—	—	—
Total Cost of Revenue	$(793,621)	$(693,420)	$(1,291,784)

Gross profit	$(276,444)	$(447,178)	$(508,695)

Operating expenses and gains/losses:
Sales and marketing	(42,295)	(152,400)	—
General and administrative	(1,061,417)	(1,251,559)	(1,247,161)
Provision for doubtful accounts	(11,451)	—	(4,648)
Loss on disposal of intangible assets	—	—	(29,968)
Impairment loss of intangible assets	—	(79,821)	(2,850,422)
Impairment loss of property and equipment	(1,827,373)	—	—
Loss on market price of crypto assets	(651,441)	—	—
Total operating expenses and gains/losses	$(3,593,977)	$(1,483,780)	$(4,132,199)

Operating loss from continuing operations	$(3,870,421)	$(1,930,958)	$(4,640,894)

Interest income/(expenses), net	109,773	(118,089)	84
Financing costs	—	(450,000)	—
Other income/(expenses), net	(352)	70	(731)
Gain/(Loss) on market price of short-term investment	216,410	(7)	—
Gain/(Loss) from selling short-term investments	35,771	(79,742)	—
Loss from disposal of subsidiaries	—	—	(4,664)

Loss before provision for income taxes	$(3,508,819)	$(2,578,726)	$(4,646,205)

Income tax (expenses)/benefits	(325,646)	185
Loss from continuing operations	$(3,834,465)	$(2,578,541)	$(4,646,205)

Discontinued operations:
Loss from discontinued operations
Net loss	$(3,834,465)	$(2,578,541)	$(4,646,205)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(3,834,465)	$(2,578,541)	$(4,646,205)

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	For the six months ended June 30,
	2024	2023	2022
Operating loss from continuing operations	$(3,870,421)	$(1,930,958)	$(4,640,894)
Adjustment for share-based compensation expenses	—	—	356,173
Adjusted operating loss (non-GAAP)	$(3,870,421)	$(1,930,958)	$(4,284,721)

Net loss attributable to Mercurity Fintech Holding Inc.	$(3,834,465)	$(2,578,541)	(4,646,205)
Adjustment for share-based compensation expenses	—	—	356,173
Adjustment for changes in fair value of short-term investment	(216,410)	7	—
Adjusted net loss attributable to Mercurity Fintech Holding Inc. (non-GAAP)	$(4,050,875)	$(2,578,534)	$(4,290,032)

Weighted average number of ordinary shares outstanding:
Basic	45,841,825	42,750,237	12,859,291
Diluted	45,841,825	42,750,237	12,859,291

Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Basic
Net loss (non-GAAP)	(0.09)	(0.06)	(0.33)
Losses per share attributable to Mercurity Fintech Holding Inc. (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.09)	(0.06)	(0.33)

The six months ended June 30, 2024 compared with the six months ended June 30, 2023

Revenue

For the six months ended June 30, 2024, revenues were mainly comprised of revenues from the business consultation services business of US$195,000, the distributed computing and storage services business of US$296,177, and other revenues of $26,000. For the six months ended June 30, 2023, revenues were mainly comprised of revenues from the business consultation services business of US$80,000 and the distributed computing and storage services business of US$166,242. Please refer to “Description of Key Statement of Operations Items – Revenue” for specific analysis.

Cost of revenue

For the six months ended June 30, 2024, the cost of revenues was mainly comprised of revenues from the business consultation services business of US$137,163 and the distributed computing and storage services business of US$656,458. No costs occurred for other revenues. For the six months ended June 30, 2023, the cost of revenues was mainly comprised of revenues from the business consultation services business of US$51,500 and the distributed computing and storage services business of US$641,920. Please refer to “Description of Key Statement of Operations Items – Cost of revenue” for specific analysis.

Operating expenses

The Company’s operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. The Company’s total operating expenses were $1,483,780 and $3,593,977 for the six months ended June 30, 2023 and 2024. Please refer to “Description of Key Statement of Operations Items – Operating expenses” for specific analysis.

Operating loss

As a result of the foregoing factors, we recorded operating loss of US$3,870,421 for six months ended June 30, 2024, compared with operating loss of US$1,930,958 for the six months ended June 30, 2023.

Interest income/(expenses), net

Our interest income consists primarily of bond interest expenses and interest income from our cash and short-term deposits. Our interest income consists primarily of the convertible bond interest. We generated $109,773 interest income, net for the six months ended 2024 and $118,089 interest expenses, net for the six months ended 2023. Please refer to “Description of Key Statement of Operations Items – Interest income/(expenses), net” for specific analysis.

Financing costs

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of $450,000, 5% of the financing amount to the financial advisor. No related costs occurred for the six months ended June 30, 2024. Please refer to “Description of Key Statement of Operations Items – Financing costs” for specific analysis.

Other income/(expenses), net

Other income consists primarily of the gain generated from the government subsidies and other unexpected gains. Other expenses primarily consist of government fines, such as tax late fees. We generated $352 other expenses, net for the six months ended June 30, 2024 and $70 other income, net for the six months ended June 30, 2023.

Gain/(loss) from market price of short-term investment

The gain from market price of short-term investment of $216,410 for the six months ended June 30, 2024 consists primarily of the gain from the market price changes of the ETFs held by the Company during the same period. The loss on market price of short-term investment of $7 for the six months ended June 30, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company during the same period.

Gain/(loss) from selling short-term investments

The gain from selling short-term investments of $35,771 for the six months ended June 30, 2024 consists primarily of the gain from selling common stocks held by the Company during the same period. The loss from selling short-term investments of $79,742 for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period.

Loss before income taxes

Loss before income taxes was US$3,508,819 for the six months ended June 30, 2024, compared with loss before income taxes of US$2,578,726 for the six months ended June 30, 2023.

Income tax expense/(benefits)

We recorded income tax expense of $325,646 for the six months ended June 30, 2024 and income tax benefits of $185 for the six months ended June 30, 2023.

The reconciliations of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation and 17% applicable to the Singapore operation to income tax expense/(benefit) from continuing operations for the six months ended June 30, 2024 and 2023 are as follows:

	For the six months ended June 30, 2024
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	(2,728,295)	(34,286)	(11,975)	(58,461)	(2,833,017)
Income tax computed at applicable tax rates	(572,942)	(7,200)	(1,976)	(14,615)	(596,733)
Current losses unrecognized deferred income tax	572,942	—	1,976	14,615	589,533
Valuation allowances of deferred tax assets	—	—	332,846	—	332,846
Income tax expenses/(benefits)	—	(7,200)	332,846	—	325,646

	For the six months ended June 30, 2023
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(853,446)	(15,737)	(4,678)	(70,436)	(507)	(944,804)
Income tax computed at applicable tax rates	(179,224)	(3,305)	(772)	(17,609)	(86)	(200,995)
Current losses unrecognized deferred income tax	179,224	3,305	—	17,609	86	200,223
Prior income tax expense recognized in current period	587	—	—	—	—	587
Income tax expenses/(benefits)	587	—	(772)	—	—	(185)

Net loss

As a result of the foregoing factors, we recorded net loss of US$3,834,465 for the six months ended June 30, 2024, as compared to net loss of US$2,578,541 for the six months ended June 30, 2023.

Net loss attributable to Mercurity Fintech Holding Inc.

We recorded net loss attributable to Mercurity Fintech Holding Inc. of US$3,834,465 for the six months ended June 30, 2024, as compared to net loss attributable to Mercurity Fintech Holding Inc. of US$2,578,541 for the six months ended June 30, 2023.

We also recorded non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$4,050,875 for the six months ended June 30, 2024, as compared to non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$2,578,534 for the six months ended June 30, 2023.

The six months ended June 30, 2023 compared with the six months ended June 30, 2022

Revenue

For the six months ended June 30, 2023, revenues were mainly comprised of revenues from the digital consultation services business of US$80,000 and the distributed computing and storage services business of US$166,242. For the six months ended June 30, 2022, revenues were mainly comprised of revenues from the distributed computing and storage services business of US$783,089. Please refer to “Description of Key Statement of Operations Items – Revenue” for specific analysis.

Cost of revenue

For the six months ended June 30, 2023, the cost of revenues was mainly comprised of revenues from the digital consultation services business of US$51,500 and the distributed computing and storage services business of US$641,920. For the six months ended June 30, 2022, the cost of revenues was mainly comprised of revenues from the distributed computing and storage services business of US$1,291,784. Please refer to “Description of Key Statement of Operations Items – Cost of revenue” for specific analysis.

Operating expenses

The Company’s operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. The Company’s total operating expenses were $4,132,199 and $1,483,780 for the six months ended June 30, 2022 and 2023. Please refer to “Description of Key Statement of Operations Items – Operating expenses” for specific analysis.

Operating loss

As a result of the foregoing factors, we recorded operating loss of US$1,930,958 for six months ended June 30, 2023, compared with operating loss of US$4,640,894 for the six months ended June 30, 2022.

Interest income/(expenses), net

Our interest income consists primarily of the amortization of discount on bonds payable, bond interest expenses and interest income from our cash and short-term deposits. We generated $118,089 interest expenses, net for the six months ended 2023 and $84 interest income, net for the six months ended 2022. Please refer to “Description of Key Statement of Operations Items – Interest income/(expenses), net” for specific analysis.

Financing costs

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of $450,000, 5% of the financing amount to the financial advisor. No related costs occurred for the six months ended June 30, 2022. Please refer to “Description of Key Statement of Operations Items – Financing costs” for specific analysis.

Other Income/(loss)

Other income consists primarily of the gain generated from the government subsidies. We generated $70 other income in 2023 and $731 other expenses in 2022.

Loss on market price of short-term investment

The loss on market price of short-term investment for the six months ended June 30, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company as of June 30, 2023. No related gains or losses occurred for the six months ended June 30, 2022.

Loss from selling short-term investments

The loss from selling short-term investments for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period. No related gains or losses occurred for the six months ended June 30, 2022.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the six months ended June 30, 2022 recognized the loss from disposal of VIEs as $4,664.

Loss before income taxes

Loss before income taxes was US$2,578,726 for the six months ended June 30, 2023, compared with loss before income taxes of US$4,646,205 for the six months ended June 30, 2022.

Income tax expense/(benefits)

We recorded income tax benefit of nil and $185 for the six months ended June 30, 2022 and 2023.

Net loss

As a result of the foregoing factors, we recorded net loss of US$2,578,541 for the six months ended June 30, 2023, as compared to net loss of US$4,646,205 for the six months ended June 30, 2022.

Net loss attributable to Mercurity Fintech Holding Inc.

We recorded net loss attributable to Mercurity Fintech Holding Inc. of US2,578,541 for the six months ended June 30, 2023, as compared to net loss attributable to Mercurity Fintech Holding Inc. of US$4,646,205 for the six months ended June 30, 2022.

We also recorded non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$2,578,534 for the six months ended June 30, 2023, as compared to non-GAAP net loss attributable to Mercurity Fintech Holding Inc. of US$4,290,032 for the six months ended June 30, 2022.

Liquidity and Capital Resources

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly- and majority-owned subsidiaries outside mainland China.

We had US$16,117,949 and US$14,118,062 in cash and cash equivalents as of December 31, 2023 and June 30, 2024, respectively. Our net losses were US$4,646,205, US$2,578,541 and US$3,834,465 for the six months ended June 30, 2022, 2023 and 2024, respectively, and our net cash used in operating activities were US$1,022,325, US$1,509,535 and US$1,188,426 for the six months ended June 30, 2022, 2023 and 2024, respectively.

On November 21, 2022, we issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, we issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million. On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our 2,718,181,818 ordinary shares. We issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, we entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million.

We entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, we issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30
	2024	2023	2022
Net cash used in operating activities	(1,188,426)	(1,509,535)	(1,022,325)
Net cash provided by/ (used in) investing activities	1,620,602	(5,660,208)	968,934
Net cash provided by/ (used in) financing activities	(2,430,000)	13,300,000	(179,875)
Effect of exchange rate changes	(19)	(100)	(2,783)
Increase/(decrease) in cash and cash equivalents	(1,997,843)	6,130,157	(236,049)
Cash at the beginning of the period	16,208,949	7,537,873	440,636
Cash at the end of the period	14,211,106	13,668,030	204,587

Net cash used in operating activities

Net cash used in operating activities was US$1,188,426 for the six months ended June 30, 2024, all from continuing operations. The net cash used in continuing operations was primarily due to: 1) Net loss from continuing operations of US$1,041,006 after excluding impairment loss of property and equipment, depreciation of fixed assets, gain from selling short-term investments, exchange gains and losses, gain from market price of short-term investment, loss on market price of crypto assets and expenses included in financing activities; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of US$274,450, a decrease in prepaid expenses and other current assets, deferred tax assets and right-of-use assets of US$496,818, an increase in accounts payable, netting off by a decrease in advance from customers, and accrued expenses and other current liabilities and lease liabilities of US$369,788.

Net cash used in operating activities was US$1,509,535 for the six months ended June 30, 2023, all from continuing operations. The net cash used in continuing operations was primarily due to: 1) Net loss from continuing operations of US$1,325,819 after excluding impairment loss of intangible assets, depreciation of fixed assets and amortization of intangible assets, loss from selling short-term investments, exchange gains and losses, loss on market price of short-term investment, and expenses included in financing activities; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of US$166,242, an increase in prepaid expenses and other current assets and right-of-use assets of US$167,965, a decrease in accounts payable, advance from customers and accrued expenses and other current liabilities and lease liabilities of US$185,439.

Net cash used in operating activities was US$1,022,325 for the six months ended June 30, 2022, all from continuing operations. The net cash used in continuing operations was primarily due to:1) Net loss from continuing operations of US$1,382,513 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation, loss from disposal of intangible assets, loss from disposal of subsidiaries, exchange gains and losses and other income/(expenses) those non-cash items; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of US$783,089, a decrease in prepaid expenses and other current assets of US$1,290,931, and a decrease in accrued expenses and other current liabilities of US$147,654.

Net cash (used in)/provided by investing activities

Net cash provided by investing activities was US$1,620,602 for the six months ended June 30, 2024, which was primarily attributable to: Cash from selling short-term investments of US$1,939,850, Received short-term investment interest of US$47,894, Cash paid for short-term investments of US$364,531, and Cash paid for purchasing fixed assets of US$2,611.

Net cash used in investing activities was US$5,660,208 for the six months ended June 30, 2023, which was primarily attributable to: Cash from selling short-term investments of US$750,258, Received short-term investment interest of US$5,945, Cash paid for short-term investments of US$3,136,411, Cash paid for long-term equity investments of US$160,000, Prepayments for purchasing fixed assets of US$3,000,000, and Prepayments for acquisition of US$120,000.

Net cash provided by investing activities was US$968,934 for the six months ended June 30, 2022, which was attributable to Cash from disposal of digital assets of US$968,934.

Net cash (used in)/provided by financing activities

Net cash used in financing activities was US$2,430,000 for the six months ended June 30, 2024, representing used in paying for part of the principal and interest of convertible bonds of US$1,950,000, and used in paying related financial advisory fees of US$480,000.

Net cash provided by financing activities was US$13,300,000 for the six months ended June 30, 2023, representing cash provided by private placement of US$5 million, provided by convertible notes of US$ 9 million, and used in paying related financial advisory fees of US$700,000.

Net cash used in financing activities was US$179,875 for the six months ended June 30, 2022, representing cash provided by borrowings of US$400,000 and used in paying for debt of US$579,875.

Cash and Cash Equivalents, and Restricted Cash

As of June 30, 2024, the Company had cash and cash equivalents of US$14,118,062 and security deposit of US$93,044, compared with cash and cash equivalents of US$ $16,117,949 and security deposit of US$91,000 as of December 31, 2023.

Short-term Investments

As of June 30, 2024, the Company had short-term investments of US$961,396, all of which are T-Bill ETFs, compared with short-term investments of US$2,319,247 as of December 31, 2023.

Cryptocurrency Assets

As of June 30, 2024, the Company had cryptocurrency assets of US$ $2,088,798 in aggregate, which is the U.S. dollar equivalent of Filecoins. In addition, our 125.8585 Bitcoins and 2,005,537.50 USD Coins were improperly seized by the Sheyang Public Security Bureau of China.

Capital Expenditures

We made capital expenditures, including for property and equipment, short-term investment stocks and business acquisition, of US$ 364,531, US$4,110,466 and nil for the six months ended June 30, 2024, 2023 and 2022, respectively.

Off-balance Sheet Arrangements

As of June 30, 2024, we did not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. As of June 30, 2024, we did not enter into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, as of June 30, 2024, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. As of June 30, 2024, we did not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MERCURITY FINTECH HOLDING INC.

INDEX

Unaudited Interim Consolidated Financial Statements	PAGE(S)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND JUNE 30, 2024	F-2 – F-3
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022, 2023 AND 2024	F-4 – F-6
UNAUDITED INTERIM CONSOLIDATED STATEMETNS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022, 2023 AND 2024	F-7 – F-9
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022, 2023 AND 2024	F-10 – F-11
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-12 – F-38

F-1

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	June 30, 2024	December 31, 2023
ASSETS:
Current assets:
Cash and cash equivalents	4	14,118,062	16,117,949
Security deposit	5	35,744	33,700
Short-term investments	6	961,396	2,319,247
Interest receivable		96,461	12,594
Prepaid expenses and other current assets, net	7	5,200,040	5,212,285
Total current assets		$20,411,703	$23,695,775

Non-current assets:
Operating right-of-use assets, net	15	397,217	556,104
Property and equipment, net	8	2,510,895	4,758,279
Intangible assets, net	9	2,088,798	705,309
Security deposit	5	57,300	57,300
Prepayments for long-term asset	10	120,000	120,000
Long term equity investments	11	160,000	160,000
Deferred tax assets	16	16,723	342,369
Total non-current assets		$5,350,933	$6,699,361

TOTAL ASSETS		$25,762,636	$30,395,136

LIABILITIES AND SHAREHOLDER’S EQUITY:
Current liabilities:
Bonds payable	13	7,500,000	9,000,000
Interest payable	14	206,808	423,131
Accrued expenses and other current liabilities	12	1,909,018	1,588,562
Amounts due to related parties	19	910,620	916,219
Operating lease liabilities	15	366,442	352,178
Total current liabilities		$10,892,888	$12,280,090

F-2

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	June 30, 2024	December 31, 2023

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Operating lease liabilities	15	94,998	282,279
Total non-current liabilities		$94,998	$282,279

TOTAL LIABILITIES		$10,987,886	$12,562,369

Commitments and contingencies	20

Shareholders’ equity:
Ordinary shares ($0.004 par value, 1,000,000,000 shares authorized as of June 30, 2024, and 60,819,897 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	17	243,298	243,298
Additional paid-in capital		693,093,915	693,093,915
Accumulated deficit		(679,748,878)	(676,677,485)
Accumulated other comprehensive income		1,186,415	1,173,039
Total shareholders’ equity		$14,774,750	$17,832,767

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$25,762,636	$30,395,136

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Note	2024	2023	2022
				(restated)
Revenue:
Consultation services		195,000	80,000	—
Cryptocurrency mining		296,177	166,242	783,089
Others		26,000	—	—
Total Revenue		$517,177	$246,242	$783,089

Cost of Revenue:
Consultation services		(137,163)	(51,500)	—
Cryptocurrency mining		(656,458)	(641,920)	(1,291,784)
Others		—	—	—
Total Cost of Revenue		$(793,621)	$(693,420)	$(1,291,784)

Gross loss		$(276,444)	$(447,178)	$(508,695)

Operating expenses and gains/losses:
Sales and marketing		(42,295)	(152,400)	—
General and administrative		(1,061,417)	(1,251,559)	(1,247,161)
Provision for doubtful accounts		(11,451)	—	(4,648)
Loss on disposal of intangible assets		—	—	(29,968)
Impairment loss of intangible assets		—	(79,821)	(2,850,422)
Impairment loss of property and equipment	8	(1,827,373)	—	—
Loss on market price of crypto assets		(651,441)	—	—
Total operating expenses and gains/losses		$(3,593,977)	$(1,483,780)	$(4,132,199)

Operating loss from continuing operations		$(3,870,421)	$(1,930,958)	$(4,640,894)

Interest income/(expenses), net		109,773	(118,089)	84
Financing costs		—	(450,000)	—
Other (expenses)/income, net		(352)	70	(731)
Gain/(Loss) on market price of short-term investment		216,410	(7)	—
Gain/(Loss) from selling short-term investments		35,771	(79,742)	—
Loss from disposal of subsidiaries		—	—	(4,664)

Loss before provision for income taxes		$(3,508,819)	$(2,578,726)	$(4,646,205)

Income tax (expenses)/benefits	16	(325,646)	185
Loss from continuing operations		$(3,834,465)	$(2,578,541)	$(4,646,205)

Discontinued operations:
Loss from discontinued operations
Net loss		$(3,834,465)	$(2,578,541)	$(4,646,205)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(3,834,465)	$(2,578,541)	$(4,646,205)

F-4

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Note	2024	2023	2022
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(3,834,465)	$(2,578,541)	$(4,646,205)
Continuing operations		(3,834,465)	(2,578,541)	(4,646,205)
Discontinued operations		—	—	—

Denominator
Weighted average shares used in calculating basic net loss per ordinary share		45,841,825	42,750,237	12,859,291
Weighted average shares used in calculating diluted net loss per ordinary share		45,841,825	42,750,237	12,859,291

Net Loss per ordinary share
Basic		(0.08)	(0.06)	(0.36)
Diluted		(0.08)	(0.06)	(0.36)
Net Loss per ordinary share from continuing operation
Basic		(0.08)	(0.06)	(0.36)
Diluted		(0.08)	(0.06)	(0.36)
Net Loss per ordinary share from discontinued operation
Basic		—	—	—
Diluted		—	—	—

The accompanying notes are an integral part of these consolidated financial statements

F-5

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30
	Note	2024	2023	2022

Net loss		$(3,834,465)	$(2,578,541)	$(4,646,205)
Change in cumulative foreign currency trans adjustment		13,376	25,843	19,683
Comprehensive loss		$(3,821,089)	$(2,552,698)	$(4,626,522)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ equity	Total Shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2024	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767
Issuance of shares in the private placement (Note 17)	—	—	—	—	—	—	—
Net loss	—	—	—	(3,834,465)	—	(3,834,465)	(3,834,465)
Foreign currency translation	—	—	—	—	13,376	13,376	13,376
Adjustment of beginning differences in fair value measurement of crypto assets	—	—	—	763,072	—	763,072	763,072
Balance as of June 30, 2024	60,819,897	243,298	693,093,915	(679,748,878)	1,186,415	14,774,750	14,774,750

F-7

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ equity	Total Shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2023	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Issuance of shares in the private placement (Note 17)	11,363,637	45,455	4,704,545	—	—	4,750,000	4,750,000
Net loss	—	—	—	(2,578,541)	—	(2,578,541)	(2,578,541)
Foreign currency translation	—	—	—	—	25,843	25,843	25,843
Balance as of June 30, 2023	46,538,116	186,171	687,553,542	(669,898,830)	1,185,283	19,026,166	19,026,166

We have revised the January 1, 2023 number of ordinary shares amounts to retroactively present our February 2023 1-for-400 share consolidation back to the earliest period presented as stipulated in SAB 4C.

F-8

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ equity	Total Shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2022	12,344,791	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639
Share-based compensation	257,250	3	356,170	—	—	356,173	356,173
Net loss	—	—	—	(4,646,206)	31,200	(4,615,006)	(4,615,006)
Foreign currency translation	—	—	—	—	19,683	19,683	19,683
Balance as of June 30, 2022	12,602,041	49,404	668,539,859	(666,331,524)	1,150,750	3,408,489	3,408,489

We have revised all the 2022 number of ordinary shares amounts to retroactively present our February 2023 1-for-400 share consolidation back to the earliest period presented as stipulated in SAB 4C.

F-9

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2024	2023	2022
			(restated)
Cash flows from operating activities:
Net loss	(3,834,465)	(2,578,541)	(4,646,205)
Less: Net loss from discontinued operations	—	—	—
Net loss from continuing operations	(3,834,465)	(2,578,541)	(4,646,205)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss from disposal of intangible assets	—	—	29,785
Impairment loss of intangible assets	—	79,821	2,850,422
Impairment loss of fixed assets	1,827,373	—	—
Depreciation of fixed assets	422,622	449,404	—
(Gain)/Loss on market price of short-term investment	(216,410)	7	—
Loss on market price of crypto assets	651,441	—	—
Expenses included in financing activities	125,137	630,305	—
Stock-based compensation	—	—	356,173
Loss from disposal of subsidiaries	—	—	4,664
(Gain)/Loss from selling short-term investments	(35,771)	79,742	—
Exchange gains and losses	7,616	13,443	22,465
Other income/(expenses)	11,451	—	183
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(274,450)	(166,242)	(783,089)
Prepaid expenses and other current assets	12,285	9,850	1,290,931
Right-of-use assets	158,887	158,887	—
Deferred tax assets	325,646	(772)	—
Accounts payable	41,234	(22,075)
Advance from customers	(45,000)	(80,000)	—
Accrued expenses and other current liabilities	(193,005)	20,960	(147,654)
Lease liabilities	(173,017)	(104,324)	—
Net cash (used in)/provided by continuing operations	$(1,188,426)	$(1,509,535)	$(1,022,325)
Net cash used in discontinued operations	—	—	—
Net cash used in operating activities	$(1,188,426)	$(1,509,535)	$(1,022,325)

Cash flows from investing activities:
Cash from disposal of cryptocurrencies	—	—	968,934
Cash from selling short-term investments	1,939,850	750,258	—
Cash from receiving short-term investment interest	47,894	5,945	—
Prepayments for purchasing fixed assets	(2,611)	(3,000,000)	—
Cash paid for short-term investments	(364,531)	(3,136,411)	—
Cash paid for long-term equity investments	—	(160,000)	—
Advance payment for acquisition	—	(120,000)	—
Net cash used in continuing operations	$1,620,602	$(5,660,208)	$968,934
Net cash provided by discontinued operations	—	—	—
Net cash provided by /(used in) investing activities	$1,620,602	$(5,660,208)	$968,934

The accompanying notes are an integral part of these consolidated financial statements.

F-10

MERCURITY FINTECH HOLDING INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2024	2023	2022

Cash flows from financing activities:
Issuance of common stock	—	5,000,000	—
Borrowings	—	—	400,000
Cash paid for debt	—	—	(579,875)
Convertible notes	(1,950,000)	9,000,000	—
Financing costs	(480,000)	(700,000)	—
Net cash (used in)/provided by continuing operations	$(2,430,000)	$13,300,000	$(179,875)
Net cash (used in)/provided by discontinued operations	—	—	—
Net cash (used in)/provided by financing activities	$(2,430,000)	$13,300,000	$(179,875)

Effect of exchange rate changes by continuing operations	(19)	(100)	(2,783)
Effect of exchange rate changes by discontinued operations	—	—	—
Effect of exchange rate changes	$(19)	$(100)	$(2,783)

(Decrease)/increase in cash and cash equivalents, and restricted cash	$(1,997,843)	$6,130,157	$(236,049)

Cash and cash equivalents, and restricted cash, beginning of the year 2022, 2023 and 2024	$16,208,949	$7,537,873	$440,636

Cash and cash equivalents, and restricted cash, as of June 30, 2022, 2023 and 2024	$14,211,106	$13,668,030	$204,587

Supplement disclosure of cash flow information interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F-11

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

In August 2021, we added cryptocurrency mining as one of our main businesses. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for distributed application product operators) and consultation services.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. We started using some of the storage capacity of these devices for Filecoin mining business from December 20, 2022. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. We received conditional FINRA approval in November 2024 subject to compliance with the prescribed conditions.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company has used the Origin Storage’s technology to re-package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage included, but not limited to, storage server services, computing encapsulation server services, and technical services. As of April 15, 2024, by adopting the new technology provided by Origin Storage, we had opened two new nodes (replacing the two old nodes we opened in 2023) with an effective storage capacity of 70 PiB, taking up only 7 PiB original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure, which means that using the new technology provided by Origin Storage to occupy the same original storage capacity can achieve 10 times the effective storage capacity, and the Company is expected to achieve greater productivity of the cryptocurrency mining business in the future.

On March 7, 2024, considering the many uncertainties in the relevant industry, the Company decided to temporarily abandon its development plan related to digital payment solutions, as well as the application for the MSB (Money Service Business) license.

After the adjustment of our business strategies, the focuses of our respective operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business consultation services in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates and after obtaining FINRA approval, Chaince Securities to operate our financial advisory services, online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

F-12

As of June 30, 2024, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Chaince Securities Inc.	April 12, 2023	US	100%
Mercurity Fintech Technology Holding Inc.	July 15, 2022	US	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $680 million as of June 30, 2024 and had a net loss of approximately $3.8 million for the six months ended June 30, 2024. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

With the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company received US$3.15 million, US$5 million and US$5 million from three PIPEs in November 2022, December 2022 and January 2023 and then received US$9 million from an unsecured convertible promissory note issued in February 2023. The Company received US$6 million from another PIPE in December 2023.

In 2023, the Company adjusted and optimized its business structure. The Company decided to slow down the expansion speed of high-risk cryptocurrency related businesses and sought to make good progress in new business areas.

The current businesses of the Company include:

1)	Business consultation services:

We provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. We also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions.

From August 2022 to June 2024, we obtained a total of five business consulting service clients and recognized $80,000, $160,000, and $195,000 in 2022, 2023, and the first half of 2024, respectively.

We are establishing our Asia business consulting services team in Hong Kong and Shenzhen, and we seek to acquire more new clients in the Asia Pacific region and provide better services to these clients. Presently, we are in advance negotiations with several Asian clients to provide them with comprehensive business consulting to enter the US market. It is expected that we will reach agreements and sign contracts with one or two new corporate clients by the end of 2024.

2)	Financial advisory services and Brokerage services:

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, with which we plan to develop the financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates (“Delaney”), an investment advisory firm and FINRA licensed broker dealer. We commenced the application process for continued membership application of the Financial Industry Regulatory Authority (FINRA) in August 2023. We received conditional FINRA approval in November 2024 subject to compliance with the prescribed conditions. Benefiting from this, we will be able to provide more comprehensive professional services to corporate clients that want to become publicly traded in the United States, including financial advisory services and brokerage services.

F-13

3)	Distributed computing and storage services:

We planned to utilize the Web3 decentralized storage infrastructure we acquired in December 2022 to carry out Filecoin and other cryptocurrency mining, as well as providing cloud storage services to any other distributed application product operators. We expected the infrastructure will achieve a maximum Original Storage Capacity (or “Raw Byte Power”) of approximately 100PiB.

However, as of June 30, 2024, the total effective storage capacity of our Filecoin nodes was 70.27 PiB, taken up 7.22PiB of the original storage capacity of the whole Web3 decentralized storage infrastructure, and we had not conducted any other cryptocurrency mining business, nor had we provided cloud storage services to any other distributed application product operators. Therefore, about 92.78% of the original storage capacity of the infrastructure was not fully utilized, mainly due to the following reasons: a) the continued low market prices of Filecoin during 2023 and the first half of 2024; b) the average return on unit computing power of Filecoin mining business decreasing with the growth of the computing power of the whole network; c) we need to borrow a large amount of Filecoins (as collateral to in accordance with the proof-of-stake protocols in Filecoin network) with higher interest costs, to expand our Filecoin mining business and increase nodes, which may directly lead to operational losses for our Filecoin mining business.

We have not currently determined the other types of cryptocurrencies we may mine or otherwise transact in, and any such decision will be made based on economic return and legal analysis. We will consult our legal advisers and abide by relevant SEC and court guidance on whether such cryptocurrencies constitute securities, but we currently do not have plans to mine any type of cryptocurrency that constitute “securities” under U.S. law. We expect to decide how these remaining storage capabilities will be used by the end of 2024.

Although the Company still did not achieve positive results in the first half of 2024, the management believes that the Company is about to embark on a period of sustained improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of Revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and assets acquisition. Actual results could materially differ from those estimates.

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs (if any) in which it has a controlling financial interest. The results of the subsidiaries and VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

F-14

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total noncurrent liabilities are presented separately on the consolidated balance sheets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of Revenue and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating impairment for property and equipment, estimating useful lives and impairment for intangible assets, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of the Company’s subsidiary, Mercurity Limited, is U.S. dollars. The functional currency of the Company’s Hong Kong subsidiary, Ucon, is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Investment limited is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Fintech Pte Ltd is the United States dollar (“U.S. dollars”, “US$” or “$”). The financial records of the Group’s subsidiary located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

Transactions denominated in currencies other than the respective entities’ functional currencies are re-measured into the functional currencies, in accordance with Accounting Standards Codification (“ASC”) 830 (“ASC 830”) Foreign Currency Matters, at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currencies at the exchange rates prevailing at the balance sheet date. All foreign exchange gains or losses are included in the consolidated statements of operations.

Assets and liabilities are translated to the reporting currency at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of consolidated statements of comprehensive loss.

F-15

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Security Deposit

Security deposit is money that is given to a landlord, lender, or seller of a home or apartment as proof of intent to move in and care for the domicile.

Short-term Investment

Short-term investment represents certificates of deposits and fixed coupon notes with original maturities of greater than three months but less than a year, as well as stocks and ETFs held in the short term and readily available for sale.

Accounts receivable, net of allowance

Since January 1, 2020, the company adopted the new Current Expected Credit loss rule (“CECL” standard) and recognizes its estimate of expected credit losses as an allowance to its account receivable.

The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Machinery and equipment	6 years	10%
Electronics and office equipment	5 years	5%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible Assets

All intangible assets of the Company are crypto assets. Crypto assets generated from the cryptocurrency mining business are accounted for in connection with the Company’s revenue recognition policy disclosed below.

F-16

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company totally recognized the loss on market price of crypto assets of $651,441 for the six months ended June 30, 2024.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. For the six months ended June 30, 2023, the Company recognized impairment loss of US$79,821 from continuing operations. Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of crypto assets were included in gain or loss of disposal of crypto assets in the unaudited interim consolidated statements of comprehensive (loss) income. The Company accounted for its gains or losses in accordance with the weighted average method of accounting.

Crypto assets generated from the cryptocurrency mining business are included within operating activities in the accompanying unaudited interim consolidated statements of cash flows. The purchases and sales of crypto assets are included within investing activities in the accompanying unaudited interim consolidated statements of cash flows.

Revenue recognition

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company generates revenue primarily from business consultation services and distributed computing and storage services for the six months ended June 30, 2023 and 2024.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Business consultation services

The Company recognized the realization of the consultation service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output. The Company calculates the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month.

F-17

The Company’s business consultation service revenue for the six months ended June 30, 2024 was $195,000, sourced from two Chinese clients and one American client. The Company’s business consultation service revenue for the six months ended June 30, 2023 was $80,000, sourced from one Chinese client. The Company did not engage in any business consultation services for the six months ended June 30, 2022.

Distributed computing and storage services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

From October 2021 to April 2022, the Company obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, the Company were entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. The Company’s fractional share was relative to the proportion of computing power the Company contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of the Company’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration the Company received, if any, was noncash consideration, which the Company measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time the Company had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,089   in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to June 2024, the Company did not carry out any business related to Bitcoin mining.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. The Company has rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and the Company has entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that the Company utilizes its Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, the Company is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. The Company’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the six months ended June 30, 2023 and 2024, the Company earned $166,242 and $296,177 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

F-18

Cost of revenue

Consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. The cost of consultation services was recognized for the six months ended June 30, 2023 and 2024 in the amount of $51,500 and $137,163   respectively. There were no consultation services operations for the six months ended June 30, 2022.

Distributed computing and storage services

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations for the six months ended June 30, 2023. The cost of Bitcoin shared mining operations was recognized for the six months ended June 30, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs, other technical services costs, and Filecoin loan interest costs. The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2024 in the amount of $656,458, including mining machine depreciation costs of $421,409, mine lease costs (including electricity) of $174,979, software licensing costs of $8,108, other technical services costs of $11,847, and Filecoin loan interest costs of $40,115. The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2023 in the amount of $641,920, including mining machine depreciation costs of $448,718, mine lease costs (including electricity) of $144,412, direct labor costs of $4,000, and software licensing costs of $44,790. There were no operations of providing cloud storage services to decentralized platform operators for the six months ended June 30, 2022.

Sales and marketing expenses

Sales and marketing expenses consist primarily of project referral fees for consultation services business. These costs are expensed as incurred.

Operating leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of common area maintenance and utility charges not included in the measurement of right of use assets and operating lease liabilities.

The leasing activities of the Company in 2022, 2023 and the first half 2024 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2022 and 2023, and as of June 30, 2024.

F-19

Income taxes

The Company follows the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Share-based payments

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation – Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (that is, for which the requisite service period has been completed). Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). To determine the amount of compensation cost to be recognized in each period, the Company shall make an entity wide accounting policy for all employee share-based payment awards to do the following: Recognize the effect of awards for which the requisite service is not rendered when the award is forfeited (that is, recognize the effect of forfeitures in compensation cost when they occur). Previously recognized compensation cost for an award shall be reversed in the period that the award is forfeited.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited, or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the good is delivered or the service is rendered, regardless of when, if ever, the market condition is satisfied.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

F-20

Net loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from operations, as their effect would be anti-dilutive.

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive gain (loss) is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. All of the Company’s revenue in the first half of 2024 came from its US subsidiaries MFH Tech and Chaince Securities, but as of June 30, 2024, due to the Company’s business being still in the adjustment stage, the Company has not yet divided into geographical divisions for independent business development and management. The Company’s future revenue will mainly come from three different business entities, including MFH Tech, Chaince Securities and Ucon Capital. The Company will add segment reports for different geographies and businesses after the completion of business architecture adjustments.

F-21

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - inputs are based upon quoted prices for instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from a related party and accounts receivable. The carrying values of cash, amounts due from a related party and accounts receivable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisitions.

Recent accounting pronouncements

On December 13, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires that an entity to subsequently measure assets that meet those criteria at fair value with changes recognized in net income each reporting period. The amendments in ASU 2023-08 are required to be adopted for fiscal years beginning after December 14, 2024, with early adoption permitted. The Company has decided to adopt this standard starting from the 2024 fiscal year.

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard provides clarity regarding whether profits interest and similar awards are within the scope of Topic 718 of the Accounting Standards Codification. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. This standard is effective tor the Company on January 1, 2023.

F-22

3. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations.

On January 15, 2022, the Company completed the dismantlement of the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2022, the Company’s main business related to cryptocurrencies has moved to the United States.

Currency convertibility risk

From time to time, the Company’s businesses may be transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Company’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 2.9% and 2.3% in the years ended December 31, 2023 and in the first half of 2024 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

As the company does not mainly carry out business in China in the first half of 2023, the impact of foreign currency exchange is not obvious.

F-23

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Cash (i)	6,634,514	15,120,483
Cash equivalents (ii)	7,483,548	997,466
Total	14,118,062	16,117,949

(i)	As of June 30, 2024, the Company’s cash includes Cash in hand of $200, Demand deposit of $3,527,094 in bank accounts, and Cash in the securities investment accounts and the Coinbase account of $3,107,220.

As of December 31, 2023, the Company’s cash includes Cash in hand of $200, Demand deposit of $14,071,819 in bank accounts, and Cash in the securities investment accounts and the Coinbase account of $1,048,464.

(ii)	As of June 30, 2024, the Company’s cash equivalents are Certificates of Deposits and Time Deposits of $7,483,548 with original maturities of three months or less.

As of December 31, 2023, the Company’s cash equivalents were all U.S. Treasury Securities with a balance of $997,466 that can be traded at any time.

5. SECURITY DEPOSIT

Security deposit consists of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Security Deposit which can be lifted within one year	35,744	33,700
Security Deposit which can be lifted in the second and third years	57,300	57,300
Total	93,044	91,000

The security deposits of the Company on the balance sheet for the six months ended June 30, 2024 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract, including $35,744 which has been lifted and $57,300 which can be lifted in 2025 when the lease expires.

6. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
6-month Certificate of Deposits (i)	—	1,624,191
ETF (ii)	961,396	594,492
Common Stock (iii)	—	100,564
Total short-term investments	961,396	2,319,247

(i)	On August 4, 2023, the Company deposited a Certificate of Deposits of $800,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of the Certificate of Deposits is $811,918.

On August 30, 2023, the Company deposited a Certificate of Deposits of $500,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of the Certificate of Deposits is $507,921.

On September 30, 2023, the Company deposited a Certificate of Deposits of $300,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of the Certificate of Deposits is $304,352.

(ii)	On March 31, 2023, the Company purchased 5 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $465.93. As of December 31, 2023, the market value of the ETF was $456.95. As of June 30, 2024, the market value of the ETF was $458.90.

On August 31, 2023, the Company purchased 6500 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF at a cost of $595,535.95. As of December 31, 2023, the market value of the ETF was $594,035. On March 28, 2024, the Company purchased an additional 3970 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $364,490.95. As of June 30, 2024, the market value of the total 10470 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF was $960,936.60.

(iii)	As of December 31, 2023, the Company holds common stocks of FITELL CORP, with the amount of $100,564. The cost of these stocks was $328,590, and the Company recognized the loss on market price of the stocks of $228,026 for the year ended December 31, 2023. The Company sold all of these stocks in February and March 2024, when their market price exceeded the cost, and ultimately earned a cumulative gain of $35,771 for the six months ended June 30, 2024.

F-24

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Prepaid expenses	40	12,285
Loan receivables from non-related parties (i)	2,200,000	2,200,000
Other receivables from non-related parties (ii)	3,000,000	3,000,000
Total prepaid expenses and other current assets	5,200,040	5,212,285

(i)	On December 12, 2023, considering the potential business cooperation prospects with Honor Star Ventures Limited in Hong Kong, the Company agreed to provide a loan of $2 million to Honor Star Ventures Limited, with a loan term of one year and an annual interest rate of 5%.

On July 12, 2023, Mercurity Fintech Technology Holding Inc. (“MFH Tech”) provided Fresh First Inc. (“Fresh First”) with a loan of $200,000, a short term of one month, and a fixed interest of $1,000, to supplement the funds needed for its daily operation. On August 11, 2023, MFH Tech entered into a Loan Extension Agreement with Fresh First, in which the maturity date of the original agreement is extended by an additional one year, such that the new maturity date shall be August 11, 2024.

On September 3, 2024, MFH Tech and Sanhe Inc (the “Buyer”) entered into a Loan Sale and Assignment Agreement (the “Agreement”). According to the Agreement, MFH Tech transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to the Buyer, with a total consideration equal to the full principal amount of the Loan, which was $200,000.

(ii)

On January 10, 2023, the Company entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. On May 31, 2023, the Company and Jinhe entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of December 31, 2023, the Company has paid the seller $3 million US dollars. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement, which cancelled and terminated the Original Contract and the amendment in its entirety, the prepayment of $3 million US dollars from the Company to Jinhe will be refunded to the Company.

As of October 31, 2024, the Company had received $1 million from Jinhe. We anticipate recovering the remaining $2 million before March 2025

F-25

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Machinery and equipment (i)	5,618,788	5,982,900
Electronics and office equipment	13,641	11,030
Total property and equipment	5,632,429	5,993,930

Less: Accumulated depreciation	1,294,161	927,918
Less: Provision for impairment (ii)	1,827,373	307,733
Property and equipment, net	2,510,895	4,758,279

(i)	On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000.

(ii)	During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. The Company scrapped the machines and recognized an impairment loss of $307,733, with an original cost of $364,112 and accumulated depreciation of $56,379. As of June 30, 2024, these impaired machines had been written off.

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Crypto assets for general investment (A)	2,088,798	705,309
The right to recover the crypto assets (B)	—	—
Total intangible assets, Net	2,088,798	705,309

(A) Crypto assets for general investment

Crypto assets for general investment, net consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Filecoin (i)	2,088,798	705,309
Total crypto assets for general investment, net	2,088,798	705,309

(i)	As of June 30, 2024, the Company held 486,558.94 Filecoins with the carrying amount of $2,088,798, of which 104,646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 274,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, and 107,203.36 Filecoins came from the Filecoin physical mining business. Out of the 486,558.94 Filecoins, approximately 430,255.80 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

As of December 31, 2023, the Company held 247,811.36 Filecoins with the carrying amount of $705,309, of which 104,646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 78,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, and 64,455.78 Filecoins came from the Filecoin physical mining business. Out of the 247,811.36 Filecoins, approximately 139,281 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

F-26

The following table summarizes the units, cost basis, and fair value of the crypto assets as of June 30, 2024:

	June 30, 2024
	Units	Cost basis	Fair value
Filecoins	486,558.94	2,329,217	2,088,798
Total crypto assets	486,558.94	$2,329,217	$2,088,798

(B) The right to recover the crypto assets (The crypto assets that are outside of the Company’s control).

On February16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2,005,537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023, and June 30, 2024, the consolidated financial statements presented a net zero balance for the right to recover cryptocurrency assets.

The deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on June 30, 2024 are as follows:

		The portion that was still stored in the hardware cold as of June 30, 2024	The portion that that are forwarded to unknown addresses as of June 30, 2024
Crypto assets	Quantities	Quantities	Quantities

Bitcoins	125.8584797	30.62004	95.23843
USD Coins	2,005,537.50	—	2,005,537.5

10. PREPAYMENTS FOR LONG-TERM ASSET

Prepayments for long-term asset consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Prepayments for acquisition (i)	120,000	120,000
Total prepayments for long-term asset	120,000	120,000

(i)	On May 3, 2023, one of the Company’s US subsidiaries Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. As of December 31, 2023, the Company has paid the seller $120,000 US dollars. We received conditional FINRA approval in November 2024 subject to compliance with the prescribed conditions.

F-27

11. LONG TERM INVESTMENTS

Long term investments consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Equity investments without readily determinable fair value	160,000	160,000
Total long-term investments	160,000	160,000

In May 2023, the Company invested, as one of the founding shareholders, in Fresh First Inc. or “FF”, a grocery delivery and online store platform focused on Asian markets in the eastern United States. Neither the Company nor its wholly-owned subsidiaries directly participate in the daily operations of FF, which has its own independent professional operation team. As of December 31, 2023, the Company had invested $160,000 in FF and holds about 13.67% of FF’s equity. As of June 30, 2024, the Company’s shareholding in FF had not changed.

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Company’s equity investments measured using the measurement alternative was $160,000 as of December 31, 2023 and June 30, 2024. There was no impairment recognized for the year ended December 31, 2023 and for the six months ended June 30, 2024.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Accrued payroll and welfare	61,058	46,444
Accounts payable	41,234	24,508
Advance from customers	286,975	385,975
Payables for professional fees	60,151	192,074
Payables for borrowing Filecoin for initial pledge of the Filecoin mining business (i)	1,431,646	434,237
Taxes payable	3,811	3,292
Payable financing advisory fees	—	480,000
Other operating and management expenses	24,143	22,032
Total accrued expenses and other current liabilities	1,909,018	1,588,562

(i)	According to the loan agreement signed by the Company and Huangtong International Co., Limited (“Huangtong”) on April 4, 2023, the Company borrowed 78,709 Filecoins from Huangtong to fulfill the pledge requirements for expanding its Filecoin mining nodes. The loan carries an annual interest rate of 5%.

Additionally, according to the loan agreement signed by the Company and Huangtong on January 18, 2024, and the two supplementary agreements signed on April 5, 2024 and April 30, 2024, the Company borrowed 196,000 Filecoins (actually received) from Huangtong. These Filecoins are also utilized to meet the pledge requirements for expanding the Company’s Filecoin mining nodes. The loan also carries an annual interest rate of 5%. Furthermore, the Company has provided a mortgage deposit of $1.5 million as collateral for the loans, which was paid to Huangtong in July 2024.

13. BONDS PAYABLE

Bonds Payable consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Convertible Securities	7,500,000	9,000,000
Total bonds payable	7,500,000	9,000,000

F-28

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser” or “Holder”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”).

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

As ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

On February 2, 2024, the Company and the Holder entered into an amendment agreement of the Securities Purchase Agreement. The Company and the Holder desire to amend the terms of the Note, pursuant to which the Company shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), both at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of the Company in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date. As of June 30, 2024, we had paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024, and repaid the principal of $1.5 million.

Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen day period preceding the calendar date six months after February 2, 2024 (the “First Election Period”), as well as the fifteen day period preceding the Maturity Date (the “Second Election Period”). During each of the First Election Period and Second Election Period, the conversion of this Note shall be effective upon the date of the notice of such election (“Conversion Election”), the entire then outstanding principal balance as of the date of such notice, excluding any and all accrued but unpaid interest on the Note as of the date of such notice shall be converted into fully paid and non-assessable ordinary shares of the Company at a per share conversion price equal to $0.68.

14. INTEREST PAYABLE

Interest payable consist of the following:

	June 30,	December 31,
	2024	2023
	US$	US$
Interest payable for Convertible Promissory Note	154,110	410,548
Interest payable for Filecoin borrowed as initial pledge for Filecoin mining business	52,698	12,583
Total interest payable	206,808	423,131

F-29

15. LEASES

As of June 30, 2024, the Company had operating leases for its New York and Shenzhen offices. The remaining lease terms ranges from 0.25 to 1.25 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2024, the weighted average remaining lease term was 1.21 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	June 30, 2024	December 31, 2023
	US$	US$
Right-of-use assets	397,217	556,104
Impairment of right-of-use assets	—	—
Right-of-use assets, net	397,217	556,104

Operating lease liabilities - current	366,442	352,178
Operating lease liabilities – non-current	94,998	282,279
Total operating lease liabilities	461,440	634,457

The following table presents the components of the Company’s office lease expense for the six months ended June 30, 2024, which are included in general and administrative on the unaudited interim consolidated statements of operations:

For the six months ended June 30
2024
US$
Operating lease cost	172,955
Variable lease cost	—
Operating lease expense	172,955
Short-term lease rent expense	8,671
Total lease expense	181,626

The following table summarizes the maturity of operating lease liabilities as of June 30, 2024:

US$
2024	188,855
2025	288,594
Total	477,449
Less: imputed interest	(16,009)
Present value of lease liabilities	461,440

F-30

16. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

United States

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) and Chaince securities Inc. (“Chaince”) are incorporated in New York, USA. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to MFH Tech and Chaince is 21%. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to MFH Tech and Chaince is 6.5%.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

For the six months ended June 30, 2023 and 2024, loss or income before income taxes from continuing operations consists of:

	For the six months ended June 30,
	2024	2023
	US$	US$
Cayman Islands: Mercurity Fintech Holding Inc. (“MFH”)	(674,004)	(7,992,466)
US: Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	(2,728,295)	(853,446)
US: Chaince Securities Inc. (“Chaince”)	(34,286)	(15,737)
Hong Kong: Ucon Capital (HK) Limited (“Ucon”)	(11,975)	(4,678)
PRC: Lianji Future Technology Ltd. (“Lianji Future”)	(58,461)	(70,436)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2023
	US$	US$
Current tax benefit (expense)	—	(587)
Deferred tax benefit (expense)	(325,646)	772
Income tax benefit (expense)	(325,646)	185

F-31

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation, and 17% applicable to the Singapore operation to income tax benefit from continuing operations is as follows:

	For the six months ended June 30, 2024
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	(2,728,295)	(34,286)	(11,975)	(58,461)	(2,833,017)
Income tax computed at applicable tax rates	(572,942)	(7,200)	(1,976)	(14,615)	(596,733)
Current losses unrecognized deferred income tax	572,942	—	1,976	14,615	589,533
Valuation allowances of deferred tax assets	—	—	332,846	—	332,846
Income tax expenses/(benefits)	—	(7,200)	332,846	—	325,646

	For the six months ended June 30, 2023
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(853,446)	(15,737)	(4,678)	(70,436)	(507)	(944,804)
Income tax computed at applicable tax rates	(179,224)	(3,305)	(772)	(17,609)	(86)	(200,995)
Current losses unrecognized deferred income tax	179,224	3,305	—	17,609	86	200,224
Prior income tax expense recognized in current period	587	—	—	—	—	587
Income tax expenses/(benefits)	587	—	(772)	—	—	(185)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	June 30,	December 31,
	2024	2023
	US$	US$
Deferred tax assets
Net operating loss carry forwards	110,748	103,548
Impairment of intangible assets	238,821	238,821
Valuation allowance	(332,846)	—
Total deferred tax assets	16,723	342,369

17. SHAREHOLDERS’ EQUITY

On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO are $37,294,600, after deducting the IPO related cost of $3,000,000.

F-32

Upon the completion of the IPO, all of the Company’s then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu (“Mr. Xu”), one of the Company’s shareholders, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

On June 8, 2015, the Company issued 741,422,780 ordinary shares to the Company’s original shareholders for the acquisition of the Company. In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On July 31, 2018, the Company decided to change the ADS-to-Share ratio from the ratio of one (1) ADS to eighteen (18) Shares to a new ratio of one (1) ADS to one hundred eighty (180) Shares.

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Unicorn’s original shareholders for the acquisition of Unicorn.

On May 3, 2020, the Company issued 761,789,601 ordinary shares to NBpay’s original shareholders for the acquisition of NBpay.

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for US$300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor for the private investment in public equity of US$700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of US$5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately US$5 million.

On November 21, 2022, the Company issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, the Company issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in the Company’s 2,718,181,818 ordinary shares. The Company issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. The Company issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

F-33

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share. Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”). The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended.

On February 28, 2023, when the Share Consolidation was effective, the Company’s outstanding ordinary shares changed from 18,614,900,104 shares with a par value of $0.00001 per share to 46,538,116 shares with a par value of $0.004 per share. We have revised the number of ordinary shares amounts in the revised consolidated statements of Changes in Shareholders’ Equity for the six months ended June 30, 2022, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

On September 8, 2023, the Company totally issued 30,000 ordinary shares to two former independent directors as compensation for their previous services, and one legal advisor as advisory fees.

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million, prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of US$1.00 per ordinary share. The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

As of December 31, 2023, the total outstanding common shares after the share consolidation is 60,819,897 shares. As of June 30, 2024, the total outstanding common shares is still 60,819,897 shares.

18. SHARE BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

The Company recognized compensation cost on the share options and restricted shares to employees under 2011 Plan on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and the options granted during 2014 vest on the first anniversary of the date of grant.

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units (“RSUs”) awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on each anniversary of the grant date. The Company recognizes share-based compensation cost on the RSUs on a straight-line basis over the vesting period from the grant date.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under the 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017. On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2020. An amendment to an existing stock option to extend the exercise period is considered a modification of stock option. The incremental value of the stock option granted to the current employees is recorded as additional compensation cost and the fair value of the modified stock option granted to former employees is record as financial liability when it is material.

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and management. 40%, 30% and 30% of the shares subject to the options shall vest on the second, third and fourth anniversary of the vesting commencement date, respectively, provided that the optionee continues to be a service provider to the Company.

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On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2019. The Company recognizes share-based compensation cost on the RSUs ratably over the 12 months from the grant date.

On July 9, 2020, the Board of Directors also approved to grant 550,001 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management approved to grant 123,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On January 25, 2021, the management also approved to grant 224,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

2020 Share Incentive Plan

On November 24, 2020, the Board of Directors approved the Company 2020 Share Incentive Plan (“2020 Plan”). The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the restricted shares to employees under 2020 Plan on a straight-line basis over the requisite service period.

On November 24, 2020, the Board of Directors also approved to grant 205,600 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management also approved to grant 140,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On January 25, 2021, the management also approved to grant 100,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

On April 30, 2021, the management also approved to grant 20,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

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2021 Share Incentive Plan

On August 24, 2021, the Board approved the Company 2021 Share Incentive Plan (“2021 Plan”). The 2021 Plan permits the awards of restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the restricted shares to employees under 2021 Plan on a straight-line basis over the requisite service period.

On August 25, 2021, the management approved to grant 1,099,443 RSUs awards pursuant to the 2021 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. According to the decision of management, 527,777 RSUs can be exercised immediately, 50% of the rest 571,666 RSUs has a six months time-based vesting schedule, 50% of the rest 571,666 RSUs has a twelve months time-based vesting schedule.

Restricted Shares Award Granted to Employees

There were no unvested restricted shares award issued under the 2011 Plan, 2020 Plan and the 2021 Plan at the beginning of the 2024. $356,173, $nil and $nil share-based compensation charged to operating expenses of continuing operations for the six months ended June 30, 2022, 2023 and 2024 under the 2011 Plan, 2020 Plan and 2021 Plan.

As of June 30, 2024, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

19. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Zhiyou Wang	Former director of Mercurity’s affiliated companys, former shareholder of Mercurity
Radiance Holding (HK) Limited	Former shareholder of Mercurity
Ying Wang	Associated with Zhiyou Wang

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As of June 30, 2024 and December 31, 2023, the following balance was due to the related party:

Net Amount due to the related party

		As of June 30,	As of December 31,
		2024	2023
		US$	US$
Zhiyou Wang	(i)	237,620	243,219
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $237,620 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds. As of June 30, 2024, and December 31, 2023, the adjustments to the balance due to Zhiyou Wang were solely attributable to foreign currency translation discrepancies.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited (“Radiance”) related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company. As of June 30, 2024 and December 31, 2023, there was no change in the balance of the amount due to Radiance.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2022, the Company has received USD$0.4 million of the Note from the Noteholder. As of June 30, 2024 and December 31, 2023, there was no change in the balance of the amount due to the Noteholder.

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the six months ended June 30, 2024 is $172,955.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Future Periods	US$
For the six months ended December 31, 2024	188,855
For the year ended December 31, 2025	288,594
Total	477,449

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of June 30, 2024, the Company’s PRC subsidiary did not have a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

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As the Company’s PRC subsidiary has been operating at a loss, they have yet to set aside any certain statutory reserves as of June 30, 2024, and the appropriation to these reserves by the Company’s PRC subsidiary was $nil for the six months ended June 30, 2024.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiary. As of June 30, 2024, the net assets of the Company’s PRC subsidiary were negative.

22. SUBSEQUENT EVENTS

Assignment of Creditor’s Rights

On September 3, 2024, the Company and Sanhe Inc (the “Buyer”) entered into a Loan Sale and Assignment Agreement (the “Agreement”). According to the Agreement, the Company transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to the Buyer, with a total consideration equal to the full principal amount of the Loan, which was $200,000.

FINRA approved the acquisition of the licensed broker dealer J.V. Delaney & Associates

On November 18, 2024, our wholly owned subsidiary, Chaince Securities Inc. (“Chaince Securities”), received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of J.V. Delaney & Associates (“JVDA”), a fully licensed broker-dealer established in 1982. This approval was granted pursuant to a continuing membership application under FINRA Rule 1017. This decision authorizes the next steps in finalizing Chaince Securities’ acquisition of 100% ownership of J.V. Delaney & Associates. The acquisition reflects Mercurity Fintech’s strategic vision to bridge innovative digital finance and traditional financial services. It is important to note that the approval pertains exclusively to the change in ownership and remains contingent upon meeting specific operational parameters and regulatory requirements, including submission of the executed Membership Agreement to FINRA, as stipulated in the approval terms, by December 13, 2024.

Chaince Securities and J.V. Delaney & Associates will continue to operate within the parameters of their existing approved business activities, including broker or dealer retailing corporate equity securities, underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offerings, U.S. government securities brokerage, and private placements of securities. Certain business activities previously approved, such as municipal securities brokerage and mutual fund retailing, have been removed from JVDA’s Membership Agreement as part of the application process. Any future adjustments to the scope of operations will be subject to FINRA regulations and undergo the necessary prior regulatory review and approval process to ensure full compliance.

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